UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 1, 2011, entitled "Statoil closes tender offer for Brigham Exploration Company and announces subsequent offering period".

Statoil closes tender offer for Brigham Exploration Company and announces subsequent offering period

Statoil ASA (OSE: STL, NYSE: STO) ("Statoil") and Brigham Exploration Company (NASDAQ: BEXP) ("Brigham") today announced that  more than 87.7 % of the outstanding shares of Brigham's common stock have been tendered to Statoil (including and assuming delivery of shares tendered by notice of guaranteed delivery).

"This transaction underpins Statoil's strategy for growth," says Statoil's Chief Executive Officer, Helge Lund.

"Brigham brings a talented team and a first class onshore asset to our growing North American activities, and we are excited to include their competence, operational capacity and attractive position in the Williston Basin as we expand in US onshore plays," Lund says.

The Brigham stockholders have tendered 104,029,535 shares of Brigham common stock, par value $0.01 per share (the "Shares"), to Statoil's indirect, wholly owned subsidiary, Fargo Acquisition Inc. ("Purchaser"), pursuant to the offer to purchase dated October 28, 2011, representing more than 87.7 percent of the outstanding Shares (including and assuming delivery of 7,115,922 Shares tendered by notice of guaranteed delivery).  The tender offer expired at 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011. Purchaser has accepted for payment, and expects to promptly pay for, all Shares tendered and not withdrawn on or prior to the expiration of the tender offer.

Statoil has also announced the commencement of a subsequent offering period beginning on Thursday, December 1, 2011 and expiring at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011, unless extended.  Any Shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same offer price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, in accordance with the terms of the tender offer. The procedures for accepting the tender offer and tendering Shares during the subsequent offering period are the same as those described for the tender offer in the offer to purchase, except that Shares tendered during the subsequent offering period may not be withdrawn. Following completion of the tender offer, Statoil and Purchaser intend to complete the acquisition of Brigham through a merger under Delaware law. Brigham stockholders who do not tender their Shares in the tender offer will not receive payment for their Shares until the completion of the merger.

Questions and requests for assistance regarding the tender offer may be directed to the information agent for the offer, Innisfree M&A Incorporated at (877) 687-1875 or (212) 750-5833.

About Statoil

Statoil is an international energy company, headquartered in Norway, with operations in 34 countries. Building on more than 35 years of experience from oil and gas production on the Norwegian continental shelf, Statoil is committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. Statoil has 20,000 employees worldwide, and is listed on the New York and Oslo stock exchanges. For further information, please visit www.statoil.com.

About Brigham Exploration

Brigham is an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. For more information about Brigham, please visit www.bexp3d.com.

Further information:

Investor relations Norway:

Hilde Merete Nafstad, senior vice president, investor relations, mobile: +47 957 83 911

Investor relations US:

Morten Sven Johannessen, vice president, investor relations USA, mobile: +1 203 570 2524

Press Norway:

Jannik Lindbæk jr., vice president, media relations, mobile: +47 977 55 622

Bård Glad Pedersen, press spokesperson, media relations, mobile: +47 918 01 791

Press US:

Ola Morten Aanestad, vice president, North America communication, mobile: +1 713 498 0585

Additional information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. Statoil ASA and Fargo Acquisition Inc. have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents (the "Tender Offer Statement"), with the SEC. The offer to purchase shares of Brigham common stock (the "Offer") is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. The solicitation/recommendation statement on Schedule 14D-9 has been filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 687-1875.

None of the information included on any Internet website maintained by Statoil, Brigham or any of their affiliates, or any other Internet website linked to any such website, is incorporated by reference in or otherwise made a part of this press release.

Forward-Looking Statements

This communication contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe","intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: the expected completion of the proposed acquisition; plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; the expected impact of USD/NOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including the ability of Statoil to complete the transactions contemplated by the merger agreement, including the parties' abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the Offer and the subsequent merger; uncertainties as to how many of Brigham's stockholders will tender their shares of common stock in the Offer; the possibility that various other conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition. Other factors include levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates;
inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's web site at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 1, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer